Exhibit 99.1

Trina Solar Completes Redemption of Convertible Senior Notes Due 2013

CHANGZHOU, China, July 17, 2013 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or “the Company”), a global leader in photovoltaic (PV) modules, solutions and services, today announced that it completed the redemption of its outstanding convertible senior notes due 2013 (the “Notes”) on July 15, 2013 (the “Maturity Date”). With the completion of this redemption, Trina Solar has no outstanding convertible debt.

In July 2008, the Company issued $138 million in aggregate principal amount of the Notes. The Company began repurchasing its outstanding Notes during the fourth quarter of 2011. As set out in the Company’s first quarter earnings release, approximately $84 million of the Notes were outstanding as of March 31, 2013. On the Maturity Date, the Company redeemed all remaining outstanding Notes, together with all accrued but unpaid interest.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2008 (Changzhou)	Brunswick Group Ilse Schache Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com

Kevin Zhang, Investor Relations Phone: + (86) 519-8517-6093 (Changzhou) Email: ir@trinasolar.com